STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 24, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:              A&Q Alternative Fixed-Income Strategies Fund LLC
File Nos. 333-194092 and 811-21117

Dear Ms. Dubey:

On behalf of A&Q Alternative Fixed-Income Strategies Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission, provided by you to me by telephone on April 15, 2015.  The comments of the Staff relate to Post-Effective Amendment No. 1 to the Fund's Registration Statement (the "Registration Statement") on Form N-2 under the Securities Act of 1933, as amended (also constituting Amendment No. 24 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended ) (the "Amendment"), filed on February 27, 2015.

Set forth below is a summary of the Staff's comments and the Fund's responses thereto.  Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Amendment.

PROSPECTUS

Cover Pages

Comment 1.         Please add the following disclosure, which should be bold and in bullet point format, to the cover page:

•	An investment in the Fund is not suitable for investors who might need access to the money they invest for several years or longer.

•	The amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings and amounts provided by the Fund's affiliates that are subject to repayment by shareholders.

Certain of the examples listed in the third bullet may not be applicable to the Fund and, as such, may be omitted from the final disclosure.  Please also confirm that the disclosure will be added, in an appropriate place but above the signature line, to the Fund's Investor Certificate.

Response 1.        We propose to add the following disclosure under the caption "Risk; Restrictions on Transfer; No Trading Market" on the Cover Page:

•
The Fund is an illiquid investment.  Before making your investment decision, you should consider, among other things, your liquidity needs.  While the Adviser expects that it will recommend to the Board of Directors of the Fund (the "Board") that the Fund offer to repurchase Units from investors on a quarterly basis, an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Units and should be viewed as a long-term investment.

•
The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year.  However, the amount of distributions that the Fund may pay, if any, is uncertain.

•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as the net proceeds from the sale of Units and borrowings.

It is respectfully requested that the portion of the comment relating to the Fund's Investor Certificate be waived.  The Fund's Investor Certificate has been crafted in concert with UBS Financial Services, as Units are sold only to investors with brokerage accounts at UBS Financial Services.  Certain guidelines are in place regarding the disclosure included in the Certificate and the manner in which the Certificate can be revised.  Additionally, we note that, pursuant to the Certificate, an investor is required to certify in connection with its investment that the investor:  (i) has read the Fund's prospectus; (ii) understands that there is very limited liquidity associated with an investment in the Fund; and (iii) understands that the investor may not be able to withdraw from the Fund as the investor wants or has a need to.  As such, and taking into consideration the new disclosure we have agreed to add to the Cover Page, we do not believe that the Investor Certificate requires the requested revisions.

Comment 2.         Under the caption "Investment Portfolio," please add, if applicable, disclosure regarding (i) any rating criteria considered by the Fund in connection with its fixed-income investments and (ii) the Fund's investment in below-investment grade debt (i.e., "junk bonds").

Response 2.        As a "fund of funds," the Fund does not directly invest in any securities, including below-investment grade debt or so-called "junk bonds."  In light of this structure, neither the Fund nor the Adviser employs any rating criteria in connection with its investment decisions.

The disclosure under the caption "Investment Portfolio" is intended to provide investors with a brief summary of the manner in which the Fund seeks to achieve its investment objective—it does not include disclosure regarding the various underlying investment strategies.  The Fund "seeks to maintain a portfolio of Investment Funds that employ a wide range of fixed-income and derivative . . . strategies."  To this end, the Fund enumerates several of the investment strategies that may be employed by Investment Managers under the captions "Prospectus Summary—Investment Program" and "Investment Program," as well as the risks associated therewith under the captions "Prospectus Summary—Risk Factors" and "Risk Factors."  There can be no assurance, however, that the Fund will invest in all of the enumerated investment strategies.  One underlying investment strategy disclosed in the Prospectus is "distressed strategies," and the Fund discloses that Investment Managers may invest in high yield securities, including below-investment grade debt or so-called "junk bonds," in connection therewith.  While the Prospectus contains ample risk disclosure regarding such securities, "junk bonds" are only one example of a type of security in which an Investment Manager pursuing a "distressed strategy" may invest.  Furthermore, the Fund cannot determine with any certainty whether an Investment Manager will invest in such securities.  We do not believe, therefore, that disclosure regarding the Investment Mangers' possible investment in "junk bonds," in connection with their possible pursuit of a distressed strategy, should be added under the caption "Investment Portfolio."

Prospectus Summary—Selection of Investment Managers

Comment 3.         Please confirm that the Investment Managers will enter into contracts with either the Fund or the Adviser that meet the requirements of Section 15 of the Investment Company Act.  If such contracts will not be entered into, please explain to us why not.

Response 3.        The Fund is commonly referred to as a "fund of funds."  Under this structure, which differs from that of a "manager of managers" structure, neither the Fund nor the Adviser enters into sub-advisory contracts with the Investment Managers at all.

As a "fund of funds," the Fund will seek to achieve its objective principally through the allocation of assets among the Investment Managers and the funds they operate (i.e., the Investment Funds).  Each of the Investment Funds is a private, unregistered investment vehicle that relies on Section 3(c)(7) of the Investment Company Act for exemption from registration under the Act, and will be sponsored and managed by an unaffiliated third party.  Each Investment Fund will have other unaffiliated investors in addition to the Fund.  Accordingly, the Investment Managers will not be providing investment advice to the Fund and, therefore, are not sub-advisers to the Fund.

Prospectus Summary—Fees and Expenses

Comment 4.         The Fund discloses under this caption the ranges of asset-based fees and incentive allocations charged by the Investment Funds.  Please confirm that these fees and allocations are reflected in the Fund's fee table.

Response 4.        We confirm that the Acquired Fund Fees and Expenses line item in the Fund's fee table includes the fees, incentive allocations and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of the offering.

Prospectus Summary—Distribution Policy

Comment 5.         Please add disclosure under this caption, as well as under the caption "Taxes—Distributions to Investors," regarding the fact that the source of the Fund's distributions to investors may not be from earnings and income, but rather from the original investment made by investors in the Fund, and that while such distributions may not be taxed in the current period, they will reduce an investor's basis in its Units and result in the payment of higher taxes upon the disposition of the investor's Units.

Response 5.        We propose to add the following disclosure under this caption:

Distributions by the Fund that are or are considered to be in excess of the Fund's current and accumulated earnings and profits for the relevant period will be treated as a tax-free return of capital.  To the extent that the Fund pays a tax-free return of capital distribution, the adjusted tax basis in your Units will be reduced, which will result in an increase in the amount of income or gain (or decrease in the amount of loss) that you recognize for tax purposes upon the disposition of your Units or upon subsequent distributions in respect of such Units.

Additionally, we propose to add the following disclosure to the third paragraph under the caption "Taxes—Distributions to Investors":

To the extent that the Fund pays a tax-free return of capital distribution, the adjusted tax basis in your Units will be reduced, which will result in an increase in the amount of income or gain (or decrease in the amount of loss) that you recognize for tax purposes upon the disposition of your Units or upon subsequent distributions in respect of such Units.

Prospectus Summary—Repurchases of Units

Comment 6.         The disclosure states that, "the Fund may repurchase, at any time, Units of an investor or any person acquiring Units from or through an investor if, among other reasons, the Board determines that it would be in the best interests of the Fund to repurchase such Units."  Please explain the purpose of this provision.

Response 6.        The purpose of this provision is to permit the Fund to compulsorily redeem an investor.  Examples of situations in which the Board may determine that it would be in the best interests of the Fund to repurchase an investor's Units could include, but are not limited to:  (i) an investor's criminal activity, including, for example, money laundering or fraud; (ii) an investor causing the Fund to be subject to increased tax or regulatory risk or burden; and (iii) an investor causing the Fund to be in violation of the law.

Prospectus Summary—Risk Factors

Comment 7.         The Prospectus Summary should provide a concise summary of the risks associated with an investment in the Fund.  Please attempt to summarize more efficiently the risk factors disclosed in the Prospectus Summary.

Response 7.        As requested, we have reviewed the risk factors disclosed in the Prospectus Summary.  We note that, as a "fund of funds," the Fund must adequately disclose not only the direct risks of the Fund, but also the indirect risks of the Investment Funds.  We believe, therefore, that the risk factors disclosed in the Prospectus Summary provide an appropriate summary of the risk factors disclosed under the caption "Risk Factors."

Comment 8.         The first bullet point in the additional risk section states that, "despite the fact that the Fund itself is registered under the Investment Company Act, the Fund will not be able to avail itself of the protections of the Investment Company Act with respect to the Investment Funds."  Please revise this disclosure to state that only the Investment Funds cannot avail themselves of the protections of the Investment Company Act.

Response 8.        We propose to revise the disclosure as follows:

While the Fund may invest in registered investment companies, Investment Funds generally will not be registered as investment companies under the Investment Company Act.  Therefore, despite the fact that the Fund itself is registered under the Investment Company Act, as an investor in Investment Funds, the Fund will not be able to avail itself of the protections afforded by ~~of~~ the Investment Company Act ~~with respect~~ to ~~the Investment Funds~~ investors in registered investment companies, such as the limitations applicable to the use of leverage and the requirements concerning custody of assets, composition of boards of directors and approvals of investment advisory arrangements.

Summary of Fund Expenses

Comment 9.         In light of the disclosure regarding the Fund's credit agreement under the captions "Prospectus Summary—Borrowing" and "Risk Factors—The Fund May Borrow Money," please include a separate line item in the fee table regarding the Fund's interest payments on borrow funds.  See Item 3.1 of Form N-2.

Response 9.        We have revised the fee table to include a separate line item regarding the Fund's interest payments on borrow funds.

Comment 10.       Please include in your correspondence a completed fee table and example for our review.

Response 10.      Please see the below completed fee table and expense example.

The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.  The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the investors in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive allocations, charged at the Investment Fund level.

Investor Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.01%

Annual Expenses (as a percentage of net assets attributable to Units)
Management Fee	1.45%
Interest Payments on Borrowed Funds(3)	0.00%
Other Expenses (including Administrator Fee: 0.30%)	1.23%
Acquired Fund Fees and Expenses (Investment Fund fees and expenses)(4)	4.93%

Total Annual Expenses	7.61%(5)

___________________

(1)
Generally, the stated minimum initial investment in the Fund is Units with an initial value of at least $50,000, which minimum may be reduced for certain investors.  Investments may be subject to a waivable sales load of up to 2%.  See "Plan of Distribution."

(2)
While the Fund does not impose any charges on a repurchase of Units in the Fund, it may allocate to tendering investors withdrawal or similar charges imposed by Investment Funds if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund's interest expense for the year ended December 31, 2014 was $5,396. As of December 31, 2014, the Fund did not have any borrowings outstanding.

(4)
Includes the fees and expenses of the Investment Funds in which the Fund is already invested and intends to invest based upon the anticipated net proceeds of this offering.  Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings.  The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests are expected to range from 0% to 20% of net profits.  The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses."  The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the year ended December 31, 2014 of approximately $141 million, plus anticipated net proceeds of approximately $821 million from this offering.  The Adviser estimates that approximately 1.86% (as a percentage of the net assets attributable to Units) of the 4.93% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Adviser estimates that the balance of approximately 3.07% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(5)	Total annual expenses shown in the table are as of December 31, 2014 and will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as an investor in the Fund.  The annual "Other Expenses" shown above are estimated based on average net assets of the Fund for the year ended December 31, 2014 of approximately $141 million.  "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").  For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$94	$235	$369	$675

___________________
* Without the sales load, the expenses would be: $75 (1 Year), $220 (3 Years), $357 (5 Years) and $669 (10 Years).

The example is based on the fees and expenses set forth in the table above and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown (and "Acquired fund fees and expenses" may also be greater or less than that shown).  Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

For a hypothetical $50,000 investment in the Fund at the Fund's inception through December 31, 2014, net gain would be $48,585.

The Fund's total return for the period from August 1, 2002 (commencement of operations) to December 31, 2014 was 97.17%, and does not reflect deduction of a sales load.  If deduction of a sales load had been reflected, the total return would have been lower.

Risk Factors—Employing a "Fund of Funds" Strategy Involves Risks Not Present in Direct Investment Programs

Comment 11.       The disclosure states that the Fund may be required to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, breaches of representations and warranties included in the Investment Fund's subscription documents and certain acts or omissions relating to the offer or sale of the Fund's Units, or from liability of an Investment Fund or an Investment Manager to a service provider arising out of the same breach.  Please disclose that the Fund will not indemnify with respect to any disabling conduct set forth in Section 17(i) of the Investment Company Act.

Response 11.      It is respectfully requested that the comment be waived.  We wish to note that you provided us with this comment in July 2014, in connection with the Staff's review of post-effective amendments to the registration statements of A&Q Masters Fund (File Nos. 333-189732 and 811-22859) and A&Q Multi-Strategy Fund (File Nos. 333-182705 and 811-22500).  We responded—in part, as there were other components of the comment—in the manner set forth below, and the Staff did not pursue further the comment.

Section 17(i) of the Investment Company Act has no application here, as it applies only to contracts or agreements under which a person undertakes to act as investment adviser of, or principal underwriter for, a registered investment company.  We are not aware of any statute or rule that prohibits or limits a registered investment company from generally entering into commercially reasonable contractual obligations, including ones that provide for indemnification.

Please note that, as required by Item 30 of Form N-2, the Fund discloses in the Part C that it will apply the indemnification provisions of the LLC Agreement and Investment Management Agreement in a manner consistent with Release 40-11330 of the Commission under the 1940 Act, so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.

*     *     *     *     *     *     *     *

Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green Brad A. Green

cc: Gary L. Granik